

StartEngine – Round 8 Intro Video

Paul Scanlan: Legion M is the world's first fan-owned entertainment company.

Jeff Annison: What we're doing with Legion M has never been possible before.

Paul Scanlan: Never.

Jeff Annison: We think that an entertainment company owned by fans is better than one owned by Wall Street.

Paul Scanlan: And so we're funding films and TV shows and VR projects collectively, as a community. And when we're successful, share in the reward. You know being a part of Legion M, whether you invest or not, is being a part of a community that is making a difference in the entertainment industry, supporting and representing original and breakthrough content.

Kevin Smith: The good folks at Legion M were dumb enough to invest in "Jay & Silent Bob Reboot."

Alexandre O. Philippe: Hey Legion M film scouts! Thank you for actually picking our film, "Memory: The Origins of Alien," at Sundance.

Joe Manganiello: I loved having you as producing partners on Archenemy. Thank you all for what you do. Thank you for bringing the fans what they need. Long live Legion M.

OSCAR: Did you get that tingle? When you know you're watching something that's going to change the course of history?

Dean Devlin: Legion M is an amazing company. It's owned one hundred percent by the fans.

George R. R. Martin: I love that Legion M is bringing fans together.

Bill Duke: Legion M. Great people, great cause, great organization.

Crowd: We are Legion M!

Glenn: You don't even have to invest. Just become a member and you'll see what it's all about.

Jeff Annison: Paul and I have done this before. Twenty years ago, we started a company that revolutionized television by being the first company to put live television on a cell phone. Today, we think Legion M has the potential to be even bigger.

Paul Scanlan: We see fans as having immeasurable power.

Elijah Wood: What it is that you guys do that's so special is you connect with fans. And that – that's meaningful for filmmakers and for films to be able to find an audience.

Paul Scanlan: Our goal is one million fans united to take over Hollywood.

Jeff Annison: If we're able to achieve that, that would give us literally hundreds of millions of dollars to produce movies and television shows that have a million fans standing behind them.

Paul Scanlan: That's not a small company in Hollywood. That is one of the most influential companies on the planet.

Jeff Annison: It's an amazingly fun process to open the gates of Hollywood and allow people to come in. And if you believe in the power of fans and a fan-owned company –

Paul Scanlan: Yep.

Jeff Annison: We want you to come join the Legion.

Kevin Smith: That's why I like these Legion M cats.

Joseph Stottmann: The opportunity to be involved if you want to be.

 (Various people say "Join the legion!")

Crowd: I am Legion M!

(Overlapping voices say "I am Legion M!")